Mail Stop 4561

March 4, 2009

Mr. Kenneth W. Bell
Chief Executive Officer
Pacific Webworks, Inc.
230 West 400 South
Salt Lake City, Utah 84111

      Re: Pacific Webworks, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2007
              Filed March 31, 2008
              File No. 000-26731

Dear Mr. Bell:

We have reviewed your response letter dated January 29, 2009 in connection with the above-referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 30, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Notes to Consolidated Financial Statements

Note 1 – The Company and Basis of Presentation

Earnings (loss) Per Share, page 30

1. We note your proposed disclosures provided in exhibit #3. It appears that, in the interim periods presented in the exhibit, the income (loss) from continuing operations excludes the impact of income tax expense. Please explain your basis for this presentation. In this regard, we note that income from continuing operations should include income taxes.

Note 6 – Stockholders' Equity, page 32

2.   Please clarify the following related to our prior comment 5 and related exhibit #8:

   - Your revised disclosures indicate that the weighted average grant date fair value of options granted in 2006 and 2007 was $0.01. However, we also note that exhibit #'s 6 and 7 indicate that the fair value of the options granted was $0.04 and $0.05 for 2006 and 2007, respectively;
   - Your revised disclosures indicate that the weighted average exercise price of options granted in 2006 and 2007 was $0.01. However, you also disclose that the exercise price of options granted in 2006 and 2007 was $0.048 and $0.061; and
   - Your revised disclosures indicate that the options granted in 2007 vest one-half upon grant and one-half over the next six months; however, we also note your disclosure which indicates that these options vest equally over 12 months.

Note 9 – Income Taxes, page 37

3.   We note your response to prior comment 6 and related exhibit #9; however, we note that you have still not provided all of the disclosures required by FIN 48. In this regard, we note that you have not provided the disclosures required by paragraph 21(a), (b), (d) and (e). Please revise accordingly.

* * * * * * *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, Christine Davis, Assistant Chief Accountant, at (202) 551-3408, or me at (202) 551-3451 if you have questions regarding the above comments.

Sincerely,

Mark Kronforst
Accounting Branch Chief